UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Landsea Homes Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number)

Qin Zhou

Chief Executive Officer

Landsea Holdings Corporation

660 Newport Center Drive, Suite

Newport Beach, CA 92660

(213) 689-5132

With a copy to:

James Hsu, Esq.

Squire Patton Boggs (US) LLP

555 Flower St 31st floor

Los Angeles, CA 90071

(213) 689-5170

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Holdings Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 32,878,265 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 32,878,265 (1) (see Items 4 and 5)
11	Aggregate Amount Beneficially Owned by Each Person 32,878,265 shares of Class A common stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 71.1% (2) (see Item 5)
14	Type of Reporting Person CO; HC

(1)

Consists of 32,878,265 shares (“Shares”) of Class A common stock of Landsea Homes Corporation (“Common Stock”) held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Agreement and Plan of Merger dated as of August 31, 2020 (the “Merger Agreement”) and (ii) 5,000,000 shares of Common Stock from Level Field Capital, LLC (the “Sponsor”) pursuant to the Sponsor Transfer, Waiver, Forfeiture and Deferral Agreement dated as of August 31, 2020 (the “Sponsor Surrender Agreement”), and (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021. This amount does not include 2,200,000 private placement warrants transferred by the Sponsor to Landsea Holdings Corporation pursuant to the Sponsor Surrender Agreement, which warrants are exercisable for an equal amount of shares of Common Stock the earlier of 30 days after closing of the business combination pursuant to the Merger Agreement and filing of an effective registration statement for the issuance of the shares underlying such warrants.

(2)

The percentage ownership is based upon 46,231,025 shares of Common Stock issued and outstanding as of January 7, 2021, as set forth in the current report on Form 8-K filed by the Issuer with the United States Securities and Exchange Commission on January 13, 2021 (the “January 13, 2021 Current Report”).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Green Properties Co. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 32,878,265 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 32,878,265 (1) (see Items 4 and 5)
11	Aggregate Amount Beneficially Owned by Each Person 32,878,265 shares of Class A common stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 71.1% (2) (see Item 5)
14	Type of Reporting Person CO; HC

(1)

Consists of 32,878,265 shares of Common Stock held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock from the Sponsor pursuant to the Sponsor Surrender Agreement, and (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021. This amount does not include 2,200,000 private placement warrants transferred by the Sponsor to Landsea Holdings Corporation pursuant to the Sponsor Surrender Agreement, which warrants are exercisable for an equal amount of shares of Common Stock the earlier of 30 days after closing of the business combination pursuant to the Merger Agreement and filing of an effective registration statement for the issuance of the shares underlying such warrants.

Landsea Green Properties Co. Ltd may be deemed to have beneficial ownership of the Shares since Landsea Holdings Corporation is 100% indirectly owned by Landsea Green Properties Co. Ltd. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Landsea Green Properties Co. Ltd. or any of its subsidiaries having a beneficial ownership interest in Landsea Holdings Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The percentage ownership is based upon 46,231,025 shares of Common Stock issued and outstanding as of January 7, 2021, as set forth in the January 13, 2021 Current Report.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Ming Tian
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 32,878,265 (1) (see Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 32,878,265 (1) (see Items 4 and 5)
11	Aggregate Amount Beneficially Owned by Each Person 32,878,265 shares of Class A common stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 71.1% (2) (see Item 5)
14	Type of Reporting Person IN; HC

(1)

Consists of 32,878,265 shares of Common Stock held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock from the Sponsor pursuant to the Sponsor Surrender Agreement, and (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021. This amount does not include 2,200,000 private placement warrants transferred by the Sponsor to Landsea Holdings Corporation pursuant to the Sponsor Surrender Agreement, which warrants are exercisable for an equal amount of shares of Common Stock the earlier of 30 days after closing of the business combination pursuant to the Merger Agreement and filing of an effective registration statement for the issuance of the shares underlying such warrants.

Mr. Tian may be deemed to have beneficial ownership of the Shares since Landsea Holdings Corporation is 100% indirectly owned by Landsea Green Properties Co. Ltd. and Mr. Tian indirectly beneficially owns approximately 57.8% of Landsea Green Properties Co. Ltd. through his interest in Easycorps Group Limited (“Easycorps”), Greensheid Corporation (“Greensheid”), and Landsea International Holdings Limited (“Landsea International”). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group Co., Ltd. (“Landsea Group”). Mr. Tian is the controlling shareholder of Landsea Group. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tian, Easycorps, Greensheid, Landsea Group, Landsea Green Properties Co. Ltd. or any of Landsea Green Properties Co. Ltd.’ subsidiaries having a beneficial ownership interest in Landsea Holdings Corporation that he or it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The percentage ownership is based upon 46,231,025 shares of Common Stock issued and outstanding as of January 7, 2021, as set forth in the January 13, 2021 Current Report.

Statement on Schedule 13D

Item 1. – Security and Issuer

(a)	The class of equity securities to which this Statement relates is the Class A common stock, par value $0.0001 per share (“Common Stock”), of Landsea Homes Corporation (the “Issuer”).

(b)	The Issuer’s principal executive offices are located at 660 Newport Center Drive, Suite 300, Newport Beach, California 92660.

Item 2. Identity and Background

(a)

This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Exchange Act on behalf of (i) Landsea Holdings Corporation, a Delaware corporation (“Landsea Holdings”), (ii) Landsea Green Properties Co., Ltd. (“HK Parent”), an exempted company incorporated in Bermuda and a publicly listed company on the Hong Kong Stock Exchange, which indirectly wholly owns Landsea Holdings through certain non-wholly owned direct or indirect subsidiaries and, (iii) Ming Tian, an individual, who indirectly owns approximately 57.8% of HK Parent through his direct or indirect beneficial ownership interest in certain shareholders of HK Parent (“Mr. Tian”, and together with Landsea Holdings and HK Parent, the “Reporting Persons”). Because of the relationship between Landsea Holdings to HK Parent and Mr. Tian, HK Parent and Mr. Tian may be deemed to beneficially own the Common Stock beneficially owned by Landsea Holdings.

The agreement among the Reporting Persons with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”) is filed herewith as Exhibit 1. Neither the fact of this filing nor anything contained herein shall be deemed an admission by any of the Reporting Persons that they constitute a “group.”

(b)	The principal business address of Landsea Holdings is 660 Newport Center Drive, Suite 300, Newport Beach, CA 92660.

The principal business address of HK Parent is Unit 5103, 51/F., The Center, 99 Queen’s Road Central, Hong Kong.

The principal business address of Mr. Tian is c/o Landsea Group Co., Ltd. (“Landsea Group”), Building 5, Lane 280, Linhong Road, Changning District, 200335.

(c)	The principal business of Landsea Holdings and HK Parent is to invest in development and sale of properties, provision of management services and leasing of properties.

Mr. Tian’s principal occupation is the Chairman of the Board and President of Landsea Group and the Chairman of the Board of HK Parent. Mr. Tian is also the Chairman of the Board of the Issuer.

(d)

None of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

None of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tian is a citizen of the People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of, and certain other information regarding, each director and executive officer of as well as each controlling shareholder of each of Landsea Holdings and HK Parent are set forth on Schedule A hereto.

Item 3. – Source and Amount of Funds or Other Consideration

On January 7, 2021 (the “Closing Date”), upon the closing of the previously announced business combination pursuant to that certain Agreement and Plan of Merger dated August 31, 2020 (the “Merger Agreement”), by and among LF Capital Acquisition Corp., a Delaware corporation (the “Issuer”), LFCA Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct, wholly-owned subsidiary of the Issuer, Landsea Homes Incorporated, a Delaware corporation (“Landsea”), and Landsea Holdings, the sole stockholder of Landsea, the Issuer issued to Landsea Holdings 32,557,303 shares of Common Stock of the Issuer (the “Merger Consideration”), which shares were valued at $10.56 per share for purposes of determining the number of shares payable to Landsea Holdings for its ownership interests in Landsea and totaled approximately $344 million. As contemplated by the Merger Agreement and as described in the Company’s definitive proxy statement filed with the United States Securities and Exchange Commission (the “SEC”) on November 23, 2020 (the “Proxy Statement”), Merger Sub was merged with and into Landsea, with Landsea continuing as the surviving corporation (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Merger, the Issuer owns 100% of the outstanding common stock of Landsea and each share of common stock of Landsea has been cancelled and converted into the right to receive a portion of the Merger Consideration. In connection with the closing of the Business Combination (the “Closing”), the Issuer owns, directly and indirectly, 100% of the stock of Landsea and its subsidiaries and Landsea Holdings, the sole stockholder of Landsea, as of immediately after the effective time of the Merger, holds the Merger Consideration. In connection with the Closing, the Issuer changed its name from LF Capital Acquisition Corp. to Landsea Homes Corporation.

On the Closing Date, Level Field Capital, LLC, a Delaware limited liability company (the “Sponsor”) surrendered and transferred to Landsea Holdings, for no consideration and as a contribution to the capital of Landsea Holdings, (a) 2,260,000 private placement warrants and (b) 500,000 shares of Common Stock (the “Sponsor Shares”) pursuant to that certain Sponsor Transfer, Waiver, Forfeiture and Deferral Agreement dated as of August 31, 2020, by and among the Sponsor, the Issuer, Landsea Holdings, and Landsea (the “Sponsor Surrender Agreement”).

On the Closing Date, Landsea Holdings disposed of 179,038 shares of Common Stock (the “Disposal of Settlement Shares”), in addition to a cash settlement in the amount of $1,753,737.24 for the remainder thereof, in settlement of 345.63 shares of phantom stock issued under the Landsea Homes Incorporated Phantom Stock Plan in connection with the completion of the Merger pursuant to the Merger Agreement.

After acquiring the Merger Consideration and the Sponsor Shares and the Disposal of Settlement Shares, as of the Closing Date, Landsea Holdings holds of record 32,878,265 shares of Common Stock (the “Shares”). Except as described above in this Item 3, Landsea Holdings did not pay any cash or other consideration for the Shares.

Item 4. – Purpose of Transaction

Merger Agreement

The information regarding the Merger Agreement under Item 3 is incorporated herein by reference.

As of the Closing Date, after the acquisition of the Merger Consideration and the Sponsor Shares and the Disposal of Settlement Shares, Landsea Holdings owns approximately 71.1% of the outstanding shares of common stock of the Issuer, based on 46,231,025 shares of Common Stock issued and outstanding as of the Closing Date, the calculation of which includes all shares of Common Stock, the only outstanding class of the Issuer’s capital stock following the Business Combination, issued and outstanding as of the Closing Date.

The Merger Agreement is referenced herein as Exhibit 2 and is incorporated by reference into this Item 4.

Sponsor Surrender Agreement

Concurrent with the execution of the Merger Agreement, the Sponsor, the Issuer, Landsea Holdings, and Landsea entered into that certain Sponsor Transfer, Waiver, Forfeiture and Deferral Agreement (the “Sponsor Surrender Agreement”), pursuant to which the Sponsor agreed to (i) forfeit to the Issuer for no consideration 2,260,000 warrants held by the Sponsor, (ii) forfeit to the Issuer for no consideration 600,000 shares of Class B common stock held by the Sponsor, (iii) transfer to Landsea Holdings for no consideration 2,200,000 private placement warrants, (iv) transfer to Landsea Holdings for no consideration 500,000 shares of Class A common stock held by the Sponsor following the conversion upon consummation of the Merger of 500,000 shares of Class B common stock held by the Sponsor, (v) defer the conversion of 500,000 shares of its Class B common stock contingent upon the valuation of the Class A common stock reaching certain thresholds during the twenty-four month period following the closing of the Merger, (vi) exercise any warrants held by the Sponsor to purchase Class A common stock solely on a cashless basis, (vii) waive its right to convert the outstanding principal due under that certain Convertible Promissory Note, dated March 4, 2019, as amended, by and between Sponsor and the Issuer, to warrants of the Issuer in lieu of cash payment upon the consummation of the Merger, and (viii) cancel that certain $1,000,000 working capital loan to the Issuer pursuant to that certain Promissory Note entered into with the Issuer, dated as of July 16, 2020, in each case on terms and subject to the conditions set forth therein.

The Sponsor Surrender Agreement is referenced herein as Exhibit 3 and is incorporated by reference into this Item 4.

Stockholder’s Agreement

On the Closing Date, pursuant to the Merger Agreement, the Issuer and Landsea Holdings entered into that certain Stockholder’s Agreement, whereby, among other things, the parties agreed (i) to certain board composition and nomination requirements, including rights to nominate directors in accordance with defined ownership thresholds, establish certain committees and their respective duties and allow for the compensation of directors, (ii) to provide Landsea Holdings with certain inspection and visitation rights, access to Issuer management, auditors and financial information, (iii) to provide Landsea Holdings with veto rights with respect to certain actions of the Issuer, (iv) not to, to the extent permitted by applicable law, share confidential information related to the Issuer, (v) to waive their right to jury trial and choose Delaware as the choice of law, and (vi) to vote their Common Stock in furtherance of the aforementioned rights, in each case on terms and subject to the conditions set forth therein. In addition, Landsea Holdings also agreed not to compete with the Company in the “domestic homebuilding business,” as such term is defined therein, so long as it, together with its affiliates, controls more than 10% of the Issuer or has a representative serving on the board of directors.

The Stockholder’s Agreement is referenced herein as Exhibit 4 and is incorporated by reference into this Item 4.

Amendments to Articles of Incorporation or Bylaws

On the Closing Date, Issuer filed the Second Amended and Restated Certificate of Incorporation of the Company (the “A&R Certificate”) with the Secretary of State of the State of Delaware. The material terms of the A&R Certificate and the general effect upon the rights of holders of the Issuer’s capital stock are described in the sections of the Proxy Statement entitled “Proposal No. 3—Approval of the Second Amended and Restated Certificate of Incorporation” and “Proposal No. 4—Approval of Certain Governance Provisions in the Second Amended and Restated Certificate of Incorporation” beginning on pages 137 and 141 of the Proxy Statement, respectively, which information is incorporated herein by reference.

In addition, upon the Closing, pursuant to the terms of the Merger Agreement, the Issuer amended and restated its bylaws.

The A&R Certificate and the Second Amended and Restated Bylaws are referenced herein as Exhibit 5 and Exhibit 6 respectively and are incorporated by reference into this Item 4.

Changes to the Board of Directors and Management

Changes to the board of directors and management of the Issuer in connection with the Merger are incorporated herein by reference from the information regarding the Issuer’s officers and directors set forth under the heading “Directors and Executive Officers” in Item 2.01 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 13, 2021.

Future Events

Except as disclosed herein, the Reporting Persons have no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D (subject to any applicable terms and conditions of that certain Seller Lockup Agreement dated January 7, 2021, a copy of which is referenced herein as Exhibit 7 and is incorporated by reference into this Item 4). Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Statement.

Item 5. Interest in Securities of the Issuer

(a)–(b)

As of the Closing Date, after acquiring the Merger Consideration and the Sponsor Shares and the Disposal of Settlement Shares, Landsea Holdings beneficially owns 32,878,265 shares of Common Stock, which represents 71.1% of the issued and outstanding Shares of Common Stock. This amount excludes 2,200,000 private placement warrants transferred by the Sponsor to Landsea Holdings Corporation pursuant to the Sponsor Surrender Agreement, which warrants are exercisable for an equal amount of shares of Common Stock the earlier of 30 days after closing of the business combination pursuant to the Merger Agreement and filing of an effective registration statement for the issuance of the shares underlying such warrants. Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Landsea Holdings the power to vote or dispose, or to direct the voting or disposition of, the Shares, and thus, for the purpose of Rule 13d-3, the other Reporting Persons may be deemed to be the beneficial owners of the Shares. Information about the relationships of the Reporting Persons on the cover pages are incorporated herein by reference.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons other than Landsea Holdings that it is the beneficial owner of any Shares. Each of the Reporting Persons hereby disclaims membership in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Shares.

(c)

Except as set forth in Item 3 above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

(d)

To the best of the knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares, except that certain entities owned or controlled by Mr. Tian (including those owned by HK Parent) which have a direct or indirect beneficial ownership interest in Landsea Holdings may be deemed to share voting or dispositive power with respect to the Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of such entities that it is the beneficial owner of any Shares.

(e)	Not applicable.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 19, 2021, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Other than as described above and in Items 3, 4 and 5, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Schedule A hereto, and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of January 19, 2021, by and among Landsea Holdings Corporation, Landsea Green Properties Co. Ltd. and Ming Tian.

Exhibit 2	Agreement and Plan of Merger dated August 31, 2020, by and among LF Capital Acquisition Corp., LFCA Merger Sub, Inc., Landsea Homes Incorporated and Landsea Holdings Corporation (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 31, 2020).

Exhibit 3 `	Sponsor Waiver, Forfeiture and Deferral Agreement, dated August 31, 2020, by and between Level Field Capital, LLC, LF Capital Acquisition Corp., Landsea Holdings Corporation and Landsea Homes Incorporated (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 31, 2020).

Exhibit 4	Stockholder’s Agreement, by and between Landsea Homes Corporation and Landsea Holdings Corporation, dated January 7, 2021 (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 13, 2021).

Exhibit 5	Second Amended and Restated Certificate of Incorporation of LF Capital Acquisition Corp. (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 13, 2021).

Exhibit 6	Second Amended and Restated Bylaws of Landsea Homes Corporation (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 13, 2021).

Exhibit 7	Seller Lock-Up Agreement, by and between Landsea Holdings Corporation and Landsea Homes Corporation, dated January 7, 2021 (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 13, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2021

Landsea Holdings Corporation

By:	/s/ Qin Zhou
Name:	Qin Zhou
Title:	Chief Executive Officer

Landsea Green Properties Co. Ltd

By:	/s/ Ming Tian
Name:	Ming Tian
Title:	Chairman of the Board

Ming Tian

/s/ Ming Tian

SCHEDULE A

Landsea Holdings Corporation

Set forth below is a list of the directors and executive officers of Landsea Holdings Corporation as of January 7, 2021, their present principal occupation or employment, and citizenship. Mr. Tian and Ms. Zhou are also directors of the Issuer and Mr. Tian is Chairman of the Board of the Issuer. Information on the cover pages regarding Landsea Holdings Corporation’s relationship with Landsea Green Properties Co., Ltd. and Mr. Tian is incorporated herein by reference.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Ming Tian	Director; Chairman of Board; President	660 Newport Center Drive, Suite 300, Newport Beach, CA 92660	People’s Republic of China

Qin Zhou	Director; Chief Executive Officer	660 Newport Center Drive, Suite 300, Newport Beach, CA 92660	People’s Republic of China

Leying Shen	Executive Vice President	660 Newport Center Drive, Suite 300, Newport Beach, CA 92660	People’s Republic of China

SCHEDULE A

Landsea Green Properties Co., Ltd.

Set forth below is a list of the directors and executive officers of Landsea Green Properties Co., Ltd. as of January 7, 2021, their present principal occupations or employment, and citizenship. Information on the cover pages regarding Landsea Green Properties Co., Ltd.’s relationship with Mr. Tian is incorporated herein by reference.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Ming Tian	Executive Director; Chairman of the Board	Unit 5103, 51/F., The Center 99 Queen’s Road Central Hong Kong	People’s Republic of China

Zheng Huang	Executive Director; Chief Executive Officer	Unit 5103, 51/F., The Center 99 Queen’s Road Central Hong Kong	People’s Republic of China

Leying Shen	Non-Executive Director	Unit 5103, 51/F., The Center 99 Queen’s Road Central Hong Kong	People’s Republic of China

Chao Jiang	Executive Director; Executive Vice President	Unit 5103, 51/F., The Center 99 Queen’s Road Central Hong Kong	People’s Republic of China

Yimin Zhou	Non-Executive Director	Unit 5103, 51/F., The Center 99 Queen’s Road Central Hong Kong	People’s Republic of China